Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-255836

PROSPECTUS SUPPLEMENT

(To Prospectus Dated May 21, 2021)

The Export-Import Bank of Korea

(A statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea)

US$750,000,000 0.625% Notes due 2024

US$750,000,000 1.125% Notes due 2026

US$500,000,000 2.500% Notes due 2041

Our US$750,000,000 aggregate principal amount of notes due 2024 (the “2024 Notes”) will bear interest at a rate of 0.625% per annum, our US$750,000,000 aggregate principal amount of notes due 2026 (the “2026 Notes”) will bear interest at a rate of 1.125% per annum and our US$500,000,000 aggregate principal amount of notes due 2041 (the “2041 Notes,” and together with the 2024 Notes and the 2026 Notes, the “Notes”) will bear interest at a rate of 2.500% per annum. Interest on the 2024 Notes is payable semi-annually in arrears on June 29 and December 29 of each year, beginning on December 29, 2021. Interest on the 2026 Notes is payable semi-annually in arrears on June 29 and December 29 of each year, beginning on December 29, 2021. Interest on the 2041 Notes is payable semi-annually in arrears on June 29 and December 29 of each year, beginning on December 29, 2021.

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	2024 Notes			2026 Notes			2041 Notes
	Per Note	Total		Per Note	Total		Per Note	Total
Public offering price	99.947%	US$	749,602,500	99.533%	US$	746,497,500	99.220%	US$	496,100,000
Underwriting discounts	0.300%	US$	2,250,000	0.300%	US$	2,250,000	0.300%	US$	1,500,000
Proceeds to us, before expenses	99.647%	US$	747,352,500	99.233%	US$	744,247,500	98.920%	US$	494,600,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from (and including) June 29, 2021.

Approval in-principle has been received from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Notes on the SGX-ST. There can be no assurance that we will obtain or be able to maintain a listing of the Notes on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

The underwriters expect to deliver the Notes to investors through the book-entry facilities of DTC, in each case on or about June 29, 2021.

Joint Bookrunners and Lead Managers

BofA Securities
Crédit Agricole CIB
Mizuho Securities
NH Investment and Securities
Société Générale Corporate & Investment Banking
Standard Chartered Bank

Co-Manager

KEXIM Bank (UK) Limited

Prospectus Supplement Dated June 22, 2021

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Prospectus

CERTAIN DEFINED TERMS

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean The Republic of Korea. All references to the “Government” mean the government of Korea. References to “￦”, “Won” or “Korean won” are to the lawful currency of Korea and references to “US$” or “U.S. dollars” are to the lawful currency of the United States. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our financial information included in this prospectus supplement was prepared under International Financial Reporting Standards as adopted by Korea (“Korean IFRS” or “K-IFRS”). References in this prospectus supplement to “separate” financial statements and/or information are to financial statements and/or information prepared on a non-consolidated basis. Unless specified otherwise, our financial and other information included in this prospectus supplement is presented on a separate basis in accordance with Korean IFRS and does not include such information with respect to our subsidiaries.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in our accompanying prospectus dated May 21, 2021. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-255836, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

WE ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION IN THIS DOCUMENT

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The address of our registered office is 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea. The SGX-ST assumes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

NOTIFICATION UNDER SECTION 309B(1)(C) OF THE SECURITIES AND FUTURES ACT, CHAPTER 289 OF SINGAPORE

We have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

UK FINANCIAL PROMOTION LEGEND

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions.”

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA.

INFORMATION PRESENTED ACCURATE AS OF DATE OF DOCUMENT

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering US$750,000,000 aggregate principal amount of 0.625% notes due June 29, 2024 (the “2024 Notes”), US$750,000,000 aggregate principal amount of 1.125% notes due December 29, 2026 (the “2026 Notes”) and US$500,000,000 aggregate principal amount of 2.500% notes due June 29, 2041 (the “2041 Notes,” and together with the 2024 Notes and the 2026 Notes, the “Notes”).

The 2024 Notes will bear interest at a rate of 0.625% per annum, payable semi-annually in arrears on June 29 and December 29 of each year. The first interest payment on the 2024 Notes will be made on December 29, 2021 in respect of the period from (and including) June 29, 2021 to (but excluding) December 29, 2021. Interest on the 2024 Notes will accrue from June 29, 2021 and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest—2024 Notes.”

The 2026 Notes will bear interest at a rate of 1.125% per annum, payable semi-annually in arrears on June 29 and December 29 of each year. The first interest payment on the 2026 Notes will be made on December 29, 2021 in respect of the period from (and including) June 29, 2021 to (but excluding) December 29, 2021. Interest on the 2026 Notes will accrue from June 29, 2021 and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest—2026 Notes.”

The 2041 Notes will bear interest at a rate of 2.500% per annum, payable semi-annually in arrears on June 29 and December 29 of each year. The first interest payment on the 2041 Notes will be made on December 29, 2021 in respect of the period from (and including) June 29, 2021 to (but excluding) December 29, 2021. Interest on the 2041 Notes will accrue from June 29, 2021 and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest—2041 Notes.”

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

We do not have any right to redeem the Notes prior to maturity.

Listing

Approval in-principle has been received from the SGX-ST for the listing and quotation of the Notes on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes. For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, the Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies). Accordingly, the Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of US$200,000.

Form and settlement

We will issue each series of the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for

Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about June 29, 2021, which we expect will be the fifth business day following the date of this prospectus supplement, referred to as “T+5.” You should note that initial trading of the Notes may be affected by the T+5 settlement. See “Underwriting—Delivery of the Notes.”

Underwriting

KEXIM Bank (UK) Limited, an underwriter, is an affiliate of ours and has agreed to offer and sell the Notes only outside the United States to non-U.S. persons. See “Underwriting—Relationship with the Underwriters.”

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for our general operations, including extending foreign currency loans and repayment of our maturing debt and other obligations.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated May 21, 2021. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE EXPORT-IMPORT BANK OF KOREA

Our financial information as of and for the three months ended March 31, 2021 and 2020 in this prospectus supplement is presented based on our unaudited internal management accounts.

Overview

As of March 31, 2021, we had ￦75,445 billion of outstanding loans, including ￦39,229 billion of outstanding export credits, ￦29,655 billion of outstanding overseas investment credits and ￦5,159 billion of outstanding import credits as compared to ￦76,288 billion of outstanding loans, including ￦38,487 billion of outstanding export credits, ￦28,617 billion of outstanding overseas investment credits and ￦5,332 billion of outstanding import credits as of December 31, 2020.

Capitalization

	March 31, 2021(1)
	(billions of Won) (unaudited)
Long-Term Debt(2)(3)(4)(5):
Borrowings in Korean Won	￦	—
Borrowings in Foreign Currencies		995
Export-Import Financing Debentures		46,662

Total Long-term Debt		￦47,657

Capital and Reserves:
Capital Stock(6)	￦	12,559
Capital Adjustment		(132)
Retained Earnings		1,557
Legal Reserve		446
Voluntary Reserve		432
Regulatory Reserve for Loan Losses(7)		430
Unappropriated Retained Earnings		249
Other Components of Equity		790

Total Capital and Reserve	￦	14,775

Total Capitalization	￦	62,432

(1)	Except as described in this prospectus supplement, there has been no material adverse change in our capitalization since March 31, 2021.
(2)	Consists of borrowings and debentures with maturities of more than a year remaining.
(3)

We have translated borrowings in foreign currencies as of March 31, 2021 into Won at the rate of ￦1,133.50 to US$1.00, which was the market average exchange rate as announced by the Seoul Monetary Brokerage Services Ltd., on March 31, 2021.

(4)

As of March 31, 2021, we had contingent liabilities totaling ￦35,121 billion, which consisted of ￦27,803 billion under outstanding guarantees and acceptances and ￦7,318 billion under contingent guarantees and acceptances issued on behalf of our clients.

(5)	All of our borrowings, whether domestic or international, are unsecured and unguaranteed.
(6)	As of March 31, 2021, our authorized ordinary share capital was ￦15,000 billion and issued fully-paid capital stock was ￦12,559 billion.
(7)

If the estimated allowance for credit loss determined by K-IFRS for accounting purposes is lower than that for regulatory purposes as required by Regulation of Supervision of Banking Business, we reserve such difference as the regulatory reserve for loan losses.

Government Support

In April and June 2021, the Government made contributions to our capital of ￦29 billion and ￦160 billion, respectively, in cash.

Selected Financial Statement Data

The following tables present selected separate financial information as of March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020, which has been derived from our unaudited separate internal management accounts as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 prepared in accordance with Korean IFRS.

	Three Months Ended March 31,
	2021		2020
	(billions of Won)
	(unaudited)
Income Statement Data
Total Interest Income	￦	429	￦	673
Total Interest Expenses		196		453
Net Interest Income (Expenses)		233		220
Operating Income		2,451		4,446
Operating Expenses		2,111		4,222
Income (Loss) before Income Taxes		344		230
Income Tax Expense (Benefit)		95		63
Net Income (Loss)		249		166

	As of March 31, 2021 (unaudited)		As of December 31, 2020 (audited)
	(billions of Won)
Balance Sheet Data
Total Loan Credits(1)	￦	75,445	￦	76,288
Total Borrowings(2)		77,986		78,718
Total Assets		96,671		97,590
Total Liabilities		81,896		83,121
Total Shareholders’ Equity		14,775		14,469

(1)

Gross amount, including domestic usance bills, foreign currency bills bought, advance payments on acceptances and guarantees, call loans, interbank loans in foreign currency, private placement corporate bonds in local currency and others and before deducting allowance for loan losses and net deferred loan origination fees and costs.

(2)	Includes debentures.

For the three months ended March 31, 2021, we had net income of ￦249 billion compared to net income of ￦166 billion for the three months ended March 31, 2020.

The principal factor for the increase in net income in the first quarter of 2021 compared to the corresponding period of 2020 was a reversal of impairment loss on credit of ￦25 billion in the first quarter of 2021 compared to an impairment loss on credit of ￦66 billion in the corresponding period of 2020, primarily due to an improvement in the overall asset quality of our loan portfolio.

As of March 31, 2021, our total assets decreased by 1% to ￦96,671 billion from ￦97,590 billion as of December 31, 2020, primarily due to a 38% decrease in derivative assets to ￦1,556 billion as of March 31, 2021 from ￦2,512 billion as of December 31, 2020.

As of March 31, 2021, our total liabilities decreased by 1% to ￦81,896 billion from ￦83,121 billion as of December 31, 2020, primarily due to a 1% decrease in debentures to ￦72,166 billion as of March 31, 2021 from ￦72,642 billion as of December 31, 2020, a 8% decrease in borrowings to ￦5,621 billion as of March 31, 2021 from ￦6,077 billion as of December 31, 2020 and a 25% decrease in financial liabilities at fair value through profit or loss to ￦565 billion as of March 31, 2021 from ￦753 billion as of December 31, 2020.

The decreases in assets and liabilities were primarily due to the decrease in the volume of loans and debt, respectively. The depreciation of the Won against the U.S. dollar as of March 31, 2021 compared to December 31, 2020 partially offset the effect of the decrease in the volume of loans and debt, as a majority of our assets and liabilities consisted of foreign currency loans and debt (including significant percentages in U.S. dollars).

As of March 31, 2021, our total shareholders’ equity increased by 2% to ￦14,775 billion from ￦14,469 billion as of December 31, 2020, primarily due to an increase in retained earnings to ￦1,557 billion as of March 31, 2021 from ￦1,349 billion as of December 31, 2020.

Management and Employees

Management

The members of the Board of Directors are currently as follows:

Name	Board Member Since	Position
Moon-kyu Bang	October 30, 2019	Chairman and President
Woo-seog Kwon	May 15, 2021	Vice President
Taesoo Kim	May 15, 2021	Executive Director
Bok-hwan Yu	January 6, 2020	Non-standing Executive Director
Tammy Chung	January 6, 2020	Non-standing Executive Director

THE REPUBLIC OF KOREA

The Economy

Gross Domestic Product

Based on preliminary data, GDP growth in the first quarter of 2021 was 1.9% at chained 2015 year prices, as exports of goods and services increased by 5.1%, gross domestic fixed capital formation increased by 12.4% and aggregate private and general government consumption expenditures increased by 1.5%, which more than offset an increase in imports of goods and services by 4.1%, each compared with the corresponding period of 2020.

Principal Sectors of the Economy

Prices, Wages and Employment

The inflation rate was 1.1% in the first quarter of 2021. The unemployment rate was 5.0% in the first quarter of 2021.

The Financial System

Securities Markets

The Korea Composite Stock Price Index was 3,203.9 on May 31, 2021 and 3,240.8 on June 21, 2021.

Foreign Exchange

The market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. was Won 1,116.0 to US$1.00 on May 31, 2021 and Won 1,132.2 to US$1.00 on June 21, 2021.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current account surplus of approximately US$22.8 billion in the first quarter of 2021. The current account surplus in the first quarter of 2021 increased from the current account surplus of US$12.9 billion in the corresponding period of 2020, primarily due to a decrease in deficit from the services account, an increase in surplus from the goods account and an increase in surplus from the income account, which more than offset an increase in deficit from the current transfers account.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$10.4 billion in the first quarter of 2021. Exports increased by 12.5% to US$146.4 billion and imports increased by 12.0% to US$136.1 billion from US$130.2 billion of exports and US$121.5 billion of imports, respectively, in the corresponding period of 2020.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$456.5 billion as of May 31, 2021.

Government Finance

2021 budgeted revenues remained relatively stable at ￦450.9 trillion from 2020. 2021 budgeted expenditures and net lending increased by 9.3% to ￦526.3 trillion from ￦481.4 trillion in 2020, led by increases in budgeted expenditures on recovery from the COVID-19 pandemic (including support for individuals and businesses adversely impacted by the COVID-19 pandemic, procurement of COVID-19 vaccines and enhancement of medical facilities and other infrastructure, among others) and revitalization of the economy (public housing, job creation, research and development, social security and welfare services, among others). The 2021 budget anticipated a ￦75.4 trillion budget deficit.

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	Actual					Budget
	2016	2017	2018	2019	2020(1)	2019	2020	2021
	(billions of Won)
Total Revenues	371,264	403,839	438,262	443,853	446,628	446,398	450,873	450,905
Current Revenues	367,888	400,659	435,558	441,148	443,694	443,271	447,925	447,865
Total Tax Revenues	299,451	325,845	358,424	363,005	360,129	364,539	365,389	359,775
Taxes on income, profits and capital gains	120,612	134,242	155,399	155,736	148,622	159,618	152,837	143,121
Social security contributions	56,889	60,460	64,854	69,550	74,583	69,747	73,392	77,032
Tax on property	11,112	12,945	15,473	15,474	22,735	14,611	16,013	19,300
Taxes on goods and services	89,221	95,535	99,056	98,614	91,047	97,263	98,154	95,658
Taxes on international trade and transaction	8,045	8,529	8,815	7,882	7,059	9,056	8,791	8,347
Other tax	13,571	14,133	14,828	15,748	16,084	14,244	16,202	16,316
Non-Tax Revenues	68,437	74,814	77,134	78,143	83,565	78,732	82,536	88,091
Operating surpluses of departmental enterprise sales and property income	24,489	27,692	28,616	29,345	33,571	28,692	31,026	32,791
Administration fees & charges and non-industrial sales	8,469	9,067	9,004	10,181	9,929	9,940	10,355	10,724
Fines and forfeits	22,266	23,769	24,455	22,554	23,583	23,726	24,643	26,950
Contributions to government employee pension fund	11,289	12,311	13,206	13,523	13,876	13,445	13,944	15,385
Current revenue of non-financial public enterprises	1,924	1,974	1,853	2,540	2,606	2,929	2,568	2,241
Capital Revenues	3,376	3,180	2,703	2,705	2,934	3,127	2,948	3,040
Total Expenditures and Net Lending	354,354	379,809	407,099	455,850	517,781	439,868	481,352	526,292
Total Expenditures	342,612	363,671	389,610	436,698	489,966	425,270	460,064	496,661
Current Expenditures	309,981	332,719	360,176	387,100	455,098	394,567	426,741	459,333
Expenditure on goods and service	65,145	67,536	71,459	60,196	79,460	80,219	85,521	94,636
Interest payment	13,964	13,976	14,287	13,837	14,452	14,362	15,525	17,254
Subsidies and other current transfers	228,349	248,513	272,080	309,575	357,295	295,970	321,672	343,636
Current expenditure of non-financial public enterprises	2,524	2,694	2,350	3,492	3,891	4,016	4,023	3,807
Capital Expenditures	32,631	30,952	29,434	49,598	34,868	30,704	33,323	37,328
Net Lending	11,741	16,138	17,489	19,152	27,815	14,597	21,288	29,631

(1)	Preliminary.

Source: Ministry of Economy and Finance; The Bank of Korea; Korea National Statistical Office

Debt

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2020 amounted to approximately ￦831.7 trillion, an increase of 16.5% over the previous year.

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. dollars, the estimated outstanding direct external debt of the Government as of December 31, 2020:

Direct External Debt of the Government

	Amount in Original Currency	Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$ 6,525.0	US$	6,525.0
Euro (EUR)	EUR 1,825.0		2,244.8

Total		US$	8,769.8

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2020.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2016	584,785.0
2017	619,971.9
2018	643,550.9
2019	690,524.1
2020	808,941.0

The following table sets out all guarantees by the Government of indebtedness of others:

Guarantees by the Government

	December 31,
	2016	2017	2018	2019	2020
	(billions of Won)
Domestic	24,241.6	21,130.5	17,016.3	14,760.0	12,490.0
External(1)	—	—	—	—	—

Total	24,241.6	21,130.5	17,016.3	14,760.0	12,490.0

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers or the market average exchange rates in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information”.

External Liabilities

The following tables set out certain information regarding the Republic’s external liabilities calculated under the criteria based on the sixth edition of the Balance of Payments Manual published by the International Monetary Fund in December 2010 and implemented by the Government in December 2013. Under the Balance of Payments Manual, in particular, prepayments received in connection with the construction of ships are excluded from the external liabilities.

	December 31,
	2016	2017	2018	2019	2020(1)
	(billions of dollars)
Long-term Liabilities	277.4	296.1	315.6	332.5	385.0
General Government	64.5	78.0	83.5	91.2	119.4
Monetary Authorities	10.8	14.5	15.2	14.4	15.0
Banks	93.8	91.7	100.1	103.1	112.2
Other Sectors	108.3	111.8	116.8	123.7	138.3
Short-term Liabilities	104.8	116.0	125.6	134.5	157.5
General Government	2.5	2.0	1.0	1.6	2.1
Monetary Authorities	6.9	8.1	12.8	10.9	10.8
Banks	78.4	85.5	90.3	101.9	120.4
Other Sectors	17.0	20.4	21.5	20.1	24.2

Total External Liabilities	382.2	412.0	441.2	467.0	542.4

(1)	Preliminary.

Commitments to Assume Treasury Obligations

The Government may, if deemed necessary for recovery from disasters and calamities, make commitments to assume treasury obligations to the extent resolved by the National Assembly each fiscal year. In such cases, such commitments shall be executed in accordance with the procedures for spending reserve funds within general accounts. As of December 31, 2020, such commitments assumed by the Government amounted to ￦1.3 trillion.

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

(1) External Bonds of the Government

Series	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2020
2005-001	November 2, 2005	November 3, 2025	5.625	USD	400,000,000		400,000,000
2006-002	December 7, 2006	December 7, 2021	4.250	EUR	375,000,000		375,000,000
2013-001	September 11, 2013	September 11, 2023	3.875	USD	1,000,000,000		1,000,000,000
2014-001	June 10, 2014	June 10, 2044	4.125	USD	1,000,000,000		1,000,000,000
2014-002	June 10, 2014	June 10, 2024	2.125	EUR	750,000,000		750,000,000
2017-001	January 19, 2017	January 19, 2027	2.750	USD	1,000,000,000		1,000,000,000
2018-001	September 20, 2018	September 20, 2028	3.500	USD	500,000,000		500,000,000
2018-002	September 20, 2018	September 20, 2048	3.875	USD	500,000,000		500,000,000
2019-001	June 19, 2019	June 19, 2029	2.500	USD	1,000,000,000		1,000,000,000
2019-002	June 19, 2019	June 19, 2024	2.000	USD	500,000,000		500,000,000
2020-001	September 16, 2020	September 16, 2030	1.000	USD	625,000,000		625,000,000
2020-002	September 16, 2020	September 16, 2025	0.000	EUR	700,000,000		700,000,000

Total External Bonds in Original Currencies							USD 6,525,000,000
							EUR 1,825,000,000

Total External Bonds in Equivalent Amount of Won(1)						￦	9,541,488,000,000

(1)

U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ￦1,088.0, the market average exchange rate in effect on December 31, 2020, as announced by Seoul Money Brokerage Services, Ltd. Euro amounts are converted to Won amounts at the rate of EUR 1.00 to ￦1,338.24, the market average exchange rate in effect on December 31, 2020, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of the Government

None.

B. External Guaranteed Debt of the Government

None.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2020
	(%)			(billions of Won)
1. Bonds
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	0.875-5.750	2006-2020	2021-2070	726,766.1
Interest-Bearing Treasury Bond for National Housing I	1.00-3.00	2011-2020	2016-2025	78,862.8
Interest-Bearing Treasury Bond for National Housing II	0.0-3.0	1996-2017	2016-2029	34.6
Interest-Bearing Treasury Bond for National Housing III	0	2005	2015	0
Non-interest-Bearing Treasury Bond for Contribution to International Organizations(1)	0	1968-1985	—	9.4

Total Bonds				805,672.9

2. Borrowings
Borrowings from The Bank of Korea	0.712	2020	2021	213.0
Borrowings from the Sports Promotion Fund	0.785-1.575	2019-2020	2021-2022	927.0
Borrowings from The Korea Foundation Fund	0.955-1.825	2019-2020	2021-2022	118.1
Borrowings from the Labor Welfare Promotion Fund	1.07-1.26	2020	2021	50.0
Borrowings from Korea Technology Finance Corporation	0.81-2.34	2018-2020	2022	195.0
Borrowings from the Credit Guarantee Fund for Agriculture, Forestry and Fisheries Suppliers	1.285-1.825	2019	2021	850.0
Borrowings from the Government Employees’ Pension Fund	1.51	2018	2021	10.0
Borrowings from the Film Industry Development Fund	1.43-1.575	2019	2021	75.0
Borrowings from the Korea Credit Guarantee Fund	0.81	2020	2023	250.0
Borrowings from the Housing Finance Credit Guarantee Fund	0.815-1.285	2020	2023	530.0
Borrowings from the Korea Infrastructure Credit Guarantee Fund	0.81	2020	2023	50.0

Total Borrowings				3,268.1

Total Internal Funded Debt				808,941.0

(1)	Interest Rates and Years of Original Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2020
	(%)			(billions of Won)
1. Bonds of Government-Affiliated Corporations
Korea Deposit Insurance Corporation	2.14-2.52	2018	2021	1,480.0
Korea Student Aid Foundation	0.00-4.79	2011-2020	2021-2040	10,490.0
Key Industry Stabilization Fund	0.73-1.45	2020	2021-2025	520.0

Total Internal Guaranteed Debt				12,490.0

E. Others

Commitments to Assume Treasury Obligations

The Government may, if deemed necessary for recovery from disasters and calamities, make commitments to assume treasury obligations to the extent resolved by the National Assembly each fiscal year. In such cases, such commitments shall be executed in accordance with the procedures for spending reserve funds within general accounts. As of December 31, 2020, such commitments assumed by the Government amounted to ￦1.3 trillion.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the U.S. Securities and Exchange Commission as exhibits to the registration statement no. 333-255836.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of August 1, 1991, between us and The Bank of New York Mellon (formerly known as The Bank of New York) (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent, as amended or supplemented from time to time (the “Fiscal Agency Agreement”). The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

2024 Notes

The 2024 Notes are initially limited to US$750,000,000 aggregate principal amount. The 2024 Notes will mature on June 29, 2024 (the “2024 Note Maturity Date”). The 2024 Notes will bear interest at a rate of 0.625% per annum, payable semi-annually in arrears on June 29 and December 29 of each year (each a “2024 Note Interest Payment Date”). The first interest payment on the 2024 Notes will be made on December 29, 2021 in respect of the period from (and including) June 29, 2021 to (but excluding) December 29, 2021.

Interest on the 2024 Notes will accrue from June 29, 2021. If any 2024 Note Interest Payment Date or the 2024 Note Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on such 2024 Note Interest Payment Date or the 2024 Note Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a 2024 Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the 2024 Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the 2024 Notes in immediately available funds in U.S. dollars.

2026 Notes

The 2026 Notes are initially limited to US$750,000,000 aggregate principal amount. The 2026 Notes will mature on December 29, 2026 (the “2026 Note Maturity Date”). The 2026 Notes will bear interest at a rate of 1.125% per annum, payable semi-annually in arrears on June 29 and December 29 of each year (each a “2026 Note Interest Payment Date”). The first interest payment on the 2026 Notes will be made on December 29, 2021 in respect of the period from (and including) June 29, 2021 to (but excluding) December 29, 2021.

Interest on the 2026 Notes will accrue from June 29, 2021. If any 2026 Note Interest Payment Date or the 2026 Note Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on such 2026 Note Interest Payment Date or the 2026 Note Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a 2026 Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the 2026 Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the 2026 Notes in immediately available funds in U.S. dollars.

2041 Notes

The 2041 Notes are initially limited to US$500,000,000 aggregate principal amount. The 2041 Notes will mature on June 29, 2041 (the “2041 Note Maturity Date”). The 2041 Notes will bear interest at a rate of 2.500% per annum, payable semi-annually in arrears on June 29 and December 29 of each year (each a “2041 Note Interest Payment Date”). The first interest payment on the 2041 Notes will be made on December 29, 2021 in respect of the period from (and including) June 29, 2021 to (but excluding) December 29, 2021.

Interest on the 2041 Notes will accrue from June 29, 2021. If any 2041 Note Interest Payment Date or the 2041 Note Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on such 2041 Note Interest Payment Date or the 2041 Note Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a 2041 Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the 2041 Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the 2041 Notes in immediately available funds in U.S. dollars.

Denomination

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

The Notes will be represented by one or more fully registered global notes, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear or Clearstream if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, in the event that a global note is exchanged for Notes in definitive form, we will appoint and maintain a paying agent in Singapore, where the Notes may be presented or surrendered for payment or redemption. In addition, in the event that a global note is exchanged for Notes in definitive form, an announcement of such exchange will be made by or on behalf of us through the SGX-ST and such announcement will include all material information with respect to the delivery of the Notes in definitive form, including details of the paying agent in Singapore.

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as any series of the Notes in all respects so that such further issue shall be consolidated and form a single series with the relevant series of the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Notices

While the Notes are represented by the global note deposited with the custodian for DTC, notices to holders may be given by delivery to DTC, and such notices will be deemed to be given on the date of delivery to DTC. The fiscal agent may also mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the fiscal agent maintains. The fiscal agent will only mail these notices to the registered holder of the Notes. You will not receive notices regarding the Notes directly from us unless we reissue the Notes to you in fully certificated form.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of Notes through DTC, Euroclear and Clearstream

We will issue each series of the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the Notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may also hold your beneficial interests in the Notes through Euroclear or Clearstream, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

TAXATION

Korean Taxation

For a discussion of Korean tax considerations that may be relevant to you if you invest in the Notes, please refer to the section “Taxation—Korean Taxation” in the accompanying prospectus.

United States Tax Considerations

For a discussion of U.S. federal income tax considerations that may be relevant to you if you invest in the Notes and are a U.S. holder, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters”) have entered into a Terms Agreement dated June 22, 2021 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Names of the Underwriters	Principal Amount of 2024 Notes		Principal Amount of the 2026 Notes		Principal Amount of the 2041 Notes
BofA Securities, Inc	US$	135,000,000	US$	135,000,000	US$	90,000,000
Crédit Agricole Corporate and Investment Bank		135,000,000		135,000,000		90,000,000
Mizuho Securities USA LLC		135,000,000		135,000,000		90,000,000
NH Investment and Securities Co., Ltd		75,000,000		75,000,000		50,000,000
Société Générale		135,000,000		135,000,000		90,000,000
Standard Chartered Bank		135,000,000		135,000,000		90,000,000
KEXIM Bank (UK) Limited		—		—		—

Total	US$	750,000,000	US$	750,000,000	US$	500,000,000

KEXIM Bank (UK) Limited, an Underwriter, is an affiliate of ours and has agreed to offer and sell the Notes only outside the United States to non-U.S. persons.

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any Notes of a series, then the Underwriters are obligated to take and pay for all of the Notes of such series.

The Underwriters initially propose to offer the Notes directly to the public at the offering prices described on the cover page. After the initial offering of the Notes, the Underwriters may from time to time vary the offering prices and other selling terms.

If a jurisdiction requires that the offering be made by a licensed broker or dealer and the Underwriters or any affiliate of the Underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by that Underwriter or its affiliate on behalf of us in such jurisdiction.

The Notes are a new class of securities with no established trading market. Approval in-principle has been received from the SGX-ST for the listing and quotation of the Notes on the SGX-ST. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with this offering, any of the Underwriters appointed and acting in its capacity as stabilizing manager (the “Stabilizing Managers”) or any person acting on their behalf may purchase and sell the Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of the Notes in excess of the principal amount of the Notes to be purchased by the Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Managers may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Managers commence any of these transactions, they may discontinue such transactions at any time, and must discontinue them after a limited period.

The amount of net proceeds of the 2024 Notes, the 2026 Notes and the 2041 Notes is US$747,352,500, US$744,247,500 and US$494,600,000, respectively, after deducting underwriting discounts but not estimated expenses. Our expenses associated with the Notes offering are estimated to be US$300,000. The Underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the Notes.

The Underwriters and certain of their affiliates may have performed certain commercial banking, investment banking and advisory services for us and/or our affiliates from time to time for which they have received customary fees and expenses and may, from time to time, engage in transactions with and perform services for us and/or our affiliates in the ordinary course of their business.

The Underwriters or certain of their affiliates may purchase Notes and be allocated Notes for asset management and/or proprietary purposes but not with a view to distribution. The Underwriters or their respective affiliates may purchase Notes for its or their own account and enter into transactions, including credit derivatives, such as asset swaps, repackaging and credit default swaps relating to Notes and/or other securities of us or our subsidiaries or affiliates at the same time as the offer and sale of Notes or in secondary market transactions. Such transactions would be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of Notes to which this prospectus supplement relates (notwithstanding that such selected counterparties may also be purchasers of Notes).

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about June 29, 2021, which we expect will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in two business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on any day prior to the second business day before the settlement date, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Prohibition of Sales to EEA Retail Investors

Each Underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus as contemplated by the final terms in relation thereto to any retail investor in the European Economic Area. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a) a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(b) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Prohibition of Sales to UK Retail Investors

Each Underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus as contemplated by the final terms in relation thereto to any retail investor in the UK. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(b) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA.

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”). Accordingly, each Underwriter has severally represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other relevant laws and regulations of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571)

of Hong Kong (the “SFO”) and any rules made under the SFO; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and

•

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Singapore

Each Underwriter has acknowledged that this prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”). Accordingly, each Underwriter has severally represented and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Italy

The offering of the Notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of this prospectus supplement or the accompanying prospectus or of any other document relating to any Notes be distributed in the Republic of Italy (“Italy”), except, in accordance with any Italian securities, tax and other applicable laws and regulations.

Each Underwriter has severally represented and agreed that it has not offered, sold or delivered, and will not offer, sell or deliver any Notes or distribute any copy of this prospectus supplement or the accompanying prospectus or any other document relating to the Notes in Italy except:

(a) to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree no. 58 of February 24, 1998 (the “Financial Services Act”) and Article 34-ter, paragraph 1, letter (b) of CONSOB regulation No. 11971 of May 14, 1999 (the “Issuers Regulation”), all as amended from time to time; or

(b) in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Issuers Regulation.

In any event, any offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement or the accompanying prospectus or any other document relating to the Notes in Italy under paragraphs (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993 (the “Banking Act”) and CONSOB Regulation No. 20307 of February 15, 2018, all as amended from time to time;

(ii) in compliance with Article 129 of the Banking Act, as amended from time to time, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(iii) in compliance with any other applicable laws and regulations, including any limitation or requirement which may be imposed from time to time by CONSOB or the Bank of Italy or other competent authority.

Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the Underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The offering of the Notes in Switzerland is exempt from the requirement to prepare and publish a prospectus under the Swiss Financial Services Act (“FinSA”). The Notes will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This prospectus supplement does not constitute a prospectus pursuant to the FinSA, and no such prospectus has been or will be prepared for or in connection with the offering of the Notes.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Lee & Ko, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Linklaters LLP, Seoul, Korea. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Linklaters LLP, Seoul, Korea may rely as to matters of Korean law upon the opinion of Lee & Ko.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Export-Import Bank of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 111235-0000158. Our authorized share capital is ￦15,000 billion. As of March 31, 2021, our paid-in capital was ￦14,775 billion.

Our board of directors can be reached at the address of our registered office: c/o 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea.

The issue of the Notes has been authorized by our Chairman and President on June 17, 2021. On June 3, 2021, we filed our report on the proposed issuance of the Notes with the Ministry of Economy and Finance of Korea.

The registration statement with respect to us and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, United States.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

	CUSIP	ISIN
2024 Notes	302154 DH9	US302154DH93
2026 Notes	302154 DJ5	US302154DJ59
2041 Notes	302154 DK2	US302154DK23

HEAD OFFICE OF THE BANK

38 Eunhaeng-ro

Yeongdeungpo-gu

Seoul 07242

Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York Mellon

Global Finance Americas

101 Barclay St, 4E

New York, NY 10286

United States of America

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Lee & Ko	Cleary Gottlieb Steen & Hamilton LLP
Hanjin Building 63 Namdaemun-ro, Jung-gu Seoul 04532 Korea	c/o 19th Floor, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539 Korea

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law

Linklaters LLP 22nd Floor, Center One Building 26, Eulji-ro 5-gil, Jung-gu Seoul 04539 Korea

AUDITOR OF THE BANK

KPMG Samjong Accounting Corp.

10th Floor, Gangnam Finance Center

152 Tehran-ro, Gangnam-gu

Seoul 06236

Korea

SINGAPORE LISTING AGENT

Shook Lin & Bok LLP

1 Robinson Road

#18-00 AIA Tower

Singapore 048542